August 24, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attention: Hanna T. Teshome
Special Counsel
Mail Stop 365 1

Re: GoFish Corporation
Registration Statement on Form SB-2
Amendment No. 1
Filed July 11, 2007
File No. 333-1 42460

Ladies and Gentlemen:

On behalf of our client, GoFish Corporation (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 2 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-142460) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated July 31, 2007 (the “Comment Letter”) from Hanna T. Teshome, Special Counsel, the Company was informed of the comments of the Staff with respect to Amendment No. 1 to the Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain other information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

As you are aware, prior to the filing of the Amendment, the Company filed a separate Registration Statement on Form SB-2 (File No. 333-145406) with the Securities and Exchange Commission on August 13, 2007 to satisfy certain obligations under a registration rights agreement that was executed in connection with the Company’s private placement of 6% senior convertible notes due June 2010 and related warrants that closed in June 2007. Except for offering-specific disclosure, the disclosure that the Company intends on incorporating in any future amendment to such separate Registration Statement (File No. 333-145406) will be consistent with the disclosure included in the Amendment.

Form SB-2

Summary, page 4

1.
The summary should be brief and it should not contain all of the detailed information in the prospectus. Much of the information in the summary you have provided would be more appropriate in the body of the prospectus. Please refer to Item 503(a) of Regulation S-B and revise your disclosure accordingly.

Most of the information previously appearing in the Summary Section has been moved to the Business Section.

Securities and Exchange Commission
August 24, 2007

The Mergers. page 5

2.
Your response to our prior comment 7 indicates that you will account for any preacquisition contingencies in accordance with SFAS 141. Please confirm specifically that, because you currently deem any losses remote and inestimable, you will recognize any such losses in the determination of net income per paragraph 41 of SFAS 141 when it is determined such loss is probable and is reasonably estimable if outside the allocation period.

We confirm that, we have currently deemed any losses remote and inestimable, and we will recognize any such losses in the determination of net income per paragraph 41 of SFAS 141 when it is determined such loss is probable and is reasonably estimable if outside the allocation period.

Proposed Acquisition of Bolt. Inc., page 9

3.
You indicate that Bolt, Inc. has a team "who have been selling successfully to Fortune 500 companies. "Please delete that phrase here and throughout the prospectus as there appears to be no basis to determine whether such sales will continue,

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

4.
With regard to the 2.7 million shares that may be issued over three years, please tell us and disclose who Aaron Cohen is, who these shares may be issued to, why these shares may be issued on a time delay, and how you plan to account for these shares.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Risk Factors, page 15

5.
Please add a risk factor to discuss the impact that the merger with Bolt, Inc. will have on the interests of your shareholders including the dilutive effect that the Bolt, Inc. merger will have on their interest.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Securities and Exchange Commission
August 24, 2007

You may experience dilution, page 37

6.	Please revise this risk factor to address dilutive effect from the common stock that may be issued pursuant to the strategic alliance with Kaleidoscope.

The dilution risk factor has bee revised to include references to the Kaleidoscope transaction.

Management's Discussion and Analysis, page 52

Critical Accounting Policies, page 61

7.
We note your response to our prior comment 15 and do not believe your revised disclosures are fully responsive to our comment. We specifically note that your revenue recognition and property and equipment critical accounting policies are substantially unchanged. Furthermore, your revisions for stock based compensation and income taxes do not address the factors below specifically suited to your estimates in terms of how the company arrived at the estimate and how accurate that estimate has been in the past (where applicable). Stating that you may change methods in the future does not address if the estimates you currently use are reasonably likely to change in the future. As originally requested, please revise your discussion to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;

•	How accurate the estimated assumption has been in the past;

•	Whether the estimate/assumption is reasonably likely to change in the future; and

•	Evaluate the sensitivity to change of critical accounting policies.

The MD&A Section has been revised to address this comment.

Plan of Operation, page 65

8.
We note that your principal business consists of operation of multiple websites which comprise your internet video network. Please revise your disclosure to provide a detailed discussion of how the multiple websites function to create a network and clarify how intended plan of operation applies on multiple websites. Please refer to Items 101(b)(l) and (2) of Regulation S-B.

The requested disclosure revision has been made.

9.
Given that MFI programming is a "fundamental value driver" of your business, please revise this section to provide a more detailed discussion of your MFI programming. Your discussion should address what MFT programming entails, how it is created, and its role in your business. Furthermore, we note your statement that you operate a division that facilitates the design, development and deployment of MFI programming. Your revised discussion should also address the role and responsibility of this division in your MFI programming.

The requested MFI disclosure revision has been made.

Securities and Exchange Commission
August 24, 2007

Expansion of the GoFish Network, page 70

10.
We note your statement on the advantages of operating multiple "owned destinations" across the network. Please revise your disclosure to address the disadvantages, if any, of operating multiple owned destinations. In addition, please address whether and how operating multiple owned destinations impacts your ability to monetize online video consumption as discussed in the section that follows.

The requested revisions have been made.

Revenues, page 76

11.	To the extent you name your current and past advertisers, clarify your disclosure by quantifying the revenues generated from them.

Reference to the Company’s specific advertisers has been deleted.

Competitive Strengths, page 78

12.
Please revise this section to provide more balancing disclosure of your competitive strengths. While we note your disclosure under "Markets & Competition'' on page 80, we would expect your revised discussion to address the competitive business conditions in the online video industry as well as your position in that industry and your methods of competing within that industry. Balancing disclosure would include potential pitfalls or weaknesses in your company. Please refer to Item 101 (b)(4) of Regulation S-B.

The requested revisions have been made.

Executive Compensation. page 87

13.	It is not clear why you have not included Lennox L. Vernon in executive compensation disclosure. Please refer to Item 402(a)(2) of Regulation S-B and revise your disclosure as necessary, or advise.

As discussed and pursuant to the Instructions to Item 402(a)(2) of Regulation S-B, Len Vernon is not included in the executive compensation disclosure as his total compensation for the year ended December 31, 2006 did not exceed $100,000.

Securities and Exchange Commission
August 24, 2007

GoFish Corporation December 3 1.2006 Consolidated Financial Statements, page F-1

Consolidated Statements of Stockholders Equity (Deficit), page F-5

14.
We note your response to our prior comment 22 and require further information. It is unclear why several entries are entirely made in equity. For example, the entry to eliminate and cancel GoFish Technologies' common stock, only removes $6,550 from additional paid in capital, however, it appears from calculation that the total balance as of the date of the reverse merger was $779,468. Furthermore, you should explain why the debit in the entry to common stack issued to consultants is to additional paid in capital rather than expense. You should also clarify why the other entries for the issuances of common stock have identical amounts debited and credited to common stock and additional, paid in capital and include the accounting literature upon which you relied for your accounting. We may have further comment upon receipt of your response.

We have reviewed the SEC Accounting and Reporting Manual, specifically sections 10.515 Identification of Acquiring Company and 10.516 Reverse Acquisition. We have revised our consolidated statement of stockholders’ equity accordingly and made additional disclosures in Note 1 to the consolidated financial statements including the following:

The transactions between GoFish Technologies, Inc. and GoFish Corporation have been treated as a reverse merger and recapitalization of GoFish Technologies, Inc. for reporting purposes. GoFish Technologies, Inc. is the acquirer for accounting purposes. GoFish Corporation is the issuer. The historical financial statements for periods prior to the acquisition become those of the acquirer. In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital. Accumulated deficit of the acquirer is carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for the periods prior to the merger are restated to reflect the equivalent number of shares outstanding.

We consider the common stock issued to the consultant to be a direct offering cost associated with the private offering. As such, the entry to record this transaction would be to increase additional paid in capital for the fair market value of the common stock and increase the offering costs which would decrease paid in capital in the same amount. Thus, this transaction has a zero effect on stockholders’ equity, an increase and equal decrease, and as such we have passed this adjustment and presentation and have just shown the issuance of the shares as an increase in common stock and a decrease in additional paid in capital.

Securities and Exchange Commission
August 24, 2007

15.
As originally requested in our prior comment 26, please tell us how you valued and accounted for the issuance of investor and merger warrants disclosed on page 96. As part of your response, you should include the journal entries posted and why you believe your accounting treatment (that results in no effect to the stockholders' equity section) is appropriate.

We have revised the description in the consolidated statement of stockholders’ equity as follows:

Issuance of GoFish Corporation Common Stock and Warrants in October as a result of the private placement, net of offering cost of $1,262,299

We do not believe that separate line item disclosure within the consolidated statements of stockholders’ equity for the issuance of Common Stock and Warrants and allocation of amounts of net proceeds between the two would be meaningful to the users of the financial statements. This transaction was a single transaction with two components and we believe our current disclosure is adequate.

Notes to the Consolidated Financial Statements, page F-10
Note 1. The Company, page F-10
Merger. page F-10

16.
We reference the revised discussion on page F-10 of the transaction between GoFish Corporation and GoFish Technologies being accounted for as a reverse merger and a recapitalization. As originally requested, please revise to clarify the accounting treatment and provide details of how you valued and recorded the transaction. You should include the purchase price, an allocation of the purchase price to assets and liabilities acquired, a detailed explanation as to the role of each entity in the transaction (accounting acquirer and acquiree). You should also indicate your accounting for the ITD merger separately, specifically explaining the business purpose of the acquisition, the value of the shares issued to ITD, and why shares of such value were given for assets and liabilities with a zero value.

We have revised the financial statements to clarify the accounting treatment and provided details of how we valued and recorded the transactions and revised the disclosures in Note 1 to the consolidated financial statements to include the allocation of purchase price to assets and liabilities acquired, as follow:

GoFish Technologies, Inc.’s shareholders exchanged their Common Stock for a total of 2,275,882 shares of GoFish Corporation’s Common Stock and GoFish Technologies, Inc.’s shareholders exchanged their Series A Preferred Stock for a total of 1,356,773 shares of GoFish Corporation’s Common Stock.

Securities and Exchange Commission
August 24, 2007

The transactions between GoFish Technologies, Inc. and GoFish Corporation have been treated as a reverse merger and recapitalization of GoFish Technologies, Inc. for reporting purposes. GoFish Technologies, Inc. is the acquirer for accounting purposes. GoFish Corporation is the issuer. The historical financial statements for periods prior to the acquisition become those of the acquirer. In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital. Accumulated deficit of the acquirer is carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for the periods prior to the merger are restated to reflect the equivalent number of shares outstanding.

Contemporaneously with the closing of the mergers, GoFish Corporation executed a Split-Off Agreement with certain shareholders whereby all the assets and liabilities of GoFish Corporation just prior to the mergers were exchanged for 9,166,666 shares of Common Stock of GoFish Corporation. This resulted in a GoFish Corporation balance sheet with zero total assets, zero total liabilities, and zero total stockholders’ equity and a purchase price of zero.

The above discloses the role of each entity (accounting acquirer and acquiree).

Internet Television Distribution, Inc. ("IDT") was an entity that was originally formed to take advantage of opportunities in the internet video sector. Specifically, opportunities to build/aggregate audiences and capture a share of the advertising dollars shifting into online video. The assets of the company were principally intangible in nature:
1. IDT had two consulting agreements with the owners which gave it access to their knowledge and expertise in media, consumer internet, and building early stage companies.
2. IDT and the owners had relationships that would be of significant value to a company in this sector ranging from traditional media executives, content creators, publishers, distribution partners, technology partners, potential core team members, media companies, etc.
3. IDT also had a business plans and strategies around how to build an Internet video network.
4. IDT had relationships and a pipeline of discussion with companies that would be potential acquisition candidates.
5. IDT had the capability of raising capital to fund the plan.

Based on the above, GoFish and IDT determined that it was in the best interest of each entity to merge. The above noted intangible assets are not reflected on IDT's current balance sheet in accordance with generally accepted accounting standards. IDT's current balance sheet has zero assets, liabilities, and stockholders' equity as the entity was in its early stage of development. Therefore, in accordance with SFAS No. 141, D12, "When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer" GoFish Technologies, Inc. recognized the assets and liabilities transferred at their carrying value, which was zero for both assets and liabilities.

We have added the following to Note 1:

Internet Television Distribution, Inc. was an entity that was originally formed to take advantage of opportunities in the internet video sector. Specifically, opportunities to build/aggregate audiences and capture a share of the advertising dollars shifting into online video. GoFish Technologies, Inc. and Internet Television Distribution, Inc. determined that it was in the best interest of each entity to merge.

17.
We note no revisions to your disclosure that 8,166,667 units of securities were issued in a private offering concurrent with the mergers with GoFish and ITD in response to our prior comment 28. It still appears you have combined the accounting for the offering with the accounting for the mergers; however, it is not clear why it is appropriate to do so. Please revise or advise as appropriate.

The Offering was associated with the mergers and according is described in Note 1. The mergers were contingent upon the closing of the Offering. We believe this is now clearly disclosed in Note 1 a follows:

Mergers and Acquisitions - The original shareholders of GoFish Corporation prior to the below transactions owed 16,666,674 shares of Common Stock, 100% of GoFish Corporation. On October 27, 2006, the following transaction occurred simultaneously, each one being dependent on the other:

•
GoFish Technologies, Inc. was acquired by GoFish Corporation. In the transaction, GoFish Technologies, Inc. merged with a subsidiary of GoFish Corporation and became a wholly-owned subsidiary of GoFish Corporation. 3,632,555 shares of GoFish Corporation Common Stock were exchanged for all the outstanding Series A Preferred Stock and Common Stock of GoFish Technologies, Inc.

Securities and Exchange Commission
August 24, 2007

•	GoFish Corporation assumed all outstanding GoFish Technologies, Inc.’s stock options and warrants.

•
GoFish Corporation executed a Split-Off Agreement with certain of its shareholders whereby all the assets and liabilities of GoFish Corporation just prior to the mergers were exchanged for 9,166,666 shares of Common Stock of GoFish Corporation.

•
Internet Television Distribution, Inc. was acquired by GoFish Technologies, Inc and became a wholly-owned subsidiary of GoFish Corporation. 3,500,000 shares of GoFish Corporation Common Stock were exchanged for all the outstanding shares of Common Stock of Internet Television Distribution, Inc.

•
GoFish Corporation consummated a private offering (the “Offering”) of 8,166,667 units of its securities (the “Units”), at a purchase price of $1.50 per Unit, each Unit consists of one share of Common Stock and a warrant to purchase one-half of a share of Common Stock for a period of five years at an exercise price of $1.75 per share (the “Investor Warrants”), which Investor Warrants are callable by the Company under certain circumstances.

•	The officers and board members of GoFish Corporation resigned and were replaced by officers of GoFish Technologies, Inc. along with newly elected board members.

18.
In response to our prior comment 29, you state that the notes to the financial statements have been revised to ensure that each transaction in the statement of stockholders' equity is clearly defined and disclosed, As we note no such revisions in your notes 7 or 8, please respond to advise us where you have included such disclosures, specifically addressing each significant item in the statement of stockholders' equity.

A summary for each consolidated statement of stockholders’ equity is as follows:

Year Ended 2003

Item	Footnote disclosure
Net loss	No footnote disclosure required, self explanatory

Year Ended 2004

Item	Footnote disclosure
Issuance of Series A Preferred Stock	No footnote disclosure required, self explanatory

Securities and Exchange Commission
August 24, 2007

Item	Footnote disclosure
Issuance of Common Stock
See Note 1 for disclosure - In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital.

Stock-based compensation
See Note 8 for disclosure - In connection with employee stock option grants, the Company recorded deferred stock-based compensation costs, net of cancellations, totaling $56,500 and $6,800 for the years ended December 31, 2005 and 2004. Deferred stock-based compensation costs are calculated as the difference between the exercise price and the fair value of the underlying stock at the date of grant and are recognized over the vesting period of the underlying stock options, generally four years. Amortization of deferred stock-based compensation, net of cancellations, resulted in a net charge of $15,903 and $733 for the years ended December 31, 2005 and 2004 and $16,636 for the period from inception to December 31, 2005.

Stock-based compensation expense related to stock options granted to nonemployees is recognized as earned. At each reporting date, the Company re-values the stock-based compensation using the Black-Scholes pricing model. As a result, stock-based compensation expense will fluctuate as the estimated fair market value of the Company’s common stock fluctuates. The Company recorded stock-based compensation expense of $42,032 and $5,902 for the years ended December 31, 2005 and 2004 and $47,934 for the period from inception to December 31, 2005.

Securities and Exchange Commission
August 24, 2007

Item	Footnote disclosure
Net loss	No footnote disclosure required, self explanatory

Year Ended 2005

Item	Footnote disclosure
Issuance of Series A Preferred Stock	No footnote disclosure required, self explanatory

Issuance and repurchase of Common Stock
See Note 1 for disclosure - In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital.

Securities and Exchange Commission
August 24, 2007

Item	Footnote disclosure
Stock-based compensation
See Note 8 for disclosure - In connection with employee stock option grants, the Company recorded deferred stock-based compensation costs, net of cancellations, totaling $56,500 and $6,800 for the years ended December 31, 2005 and 2004. Deferred stock-based compensation costs are calculated as the difference between the exercise price and the fair value of the underlying stock at the date of grant and are recognized over the vesting period of the underlying stock options, generally four years. Amortization of deferred stock-based compensation, net of cancellations, resulted in a net charge of $15,903 and $733 for the years ended December 31, 2005 and 2004 and $16,636 for the period from inception to December 31, 2005.

Stock-based compensation expense related to stock options granted to nonemployees is recognized as earned. At each reporting date, the Company re-values the stock-based compensation using the Black-Scholes pricing model. As a result, stock-based compensation expense will fluctuate as the estimated fair market value of the Company’s common stock fluctuates. The Company recorded stock-based compensation expense of $42,032 and $5,902 for the years ended December 31, 2005 and 2004 and $47,934 for the period from inception to December 31, 2005.

Net loss	No footnote disclosure required, self explanatory

Year Ended 2006

Item	Footnote disclosure

Reclassification of deferred stock-based compensation
See Note 2 - In the year of adoption of SFAS No. 123 (R), all deferred stock-based compensation is off-set against additional paid-in capital. This resulted in a reclassification of $46,664 from deferred stock-based compensation to additional paid-in capital on January 1, 2006.

Securities and Exchange Commission
August 24, 2007

Item	Footnote disclosure
Issuance and repurchase of Common Stock
See Note 1 for disclosure - In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital.

Exchange of Preferred stock for Common Stock
See Note 1 for disclosures - In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital.

GoFish Corporation and GoFish Technologies, Inc. Series A Preferred Stock stockholders converted their holdings into common stock.

Shares issued to consultant	See note 1 for disclosures - A consultant also received 300,000 shares of Common Stock for services related to the Offering.

Securities and Exchange Commission
August 24, 2007

Item	Footnote disclosure
Shares issued to IDT
See Note 1 for disclosures - The transaction between GoFish Technologies, Inc. and Internet Television Distribution has been treated as an acquisition by GoFish Technologies, Inc. Internet Television Distribution is considered to be an entity under common control and as such GoFish Technologies, Inc. recognized the assets and liabilities transferred at their carrying value, which was zero for both assets and liabilities.

GoFish Corporation shares outstanding
The transaction between GoFish Technologies, Inc. and Internet Television Distribution has been treated as an acquisition by GoFish Technologies, Inc. Internet Television Distribution is considered to be an entity under common control and as such GoFish Technologies, Inc. recognized the assets and liabilities transferred at their carrying value, which was zero for both assets and liabilities.

Stock-based compensation
See Note 2 - Included in cost of revenues and expenses is $533,774 of stock-based compensation. This amount includes $464,541 of stock-based compensation related to options, $158,650 of stock-based compensation related to nonemployees and $251,801 related to employees, and $69,233 of stock-based compensation related to the warrants.

Net loss	No footnote disclosure required, self explanatory

19.	As originally requested in our prior comment 31, please revise to clarify the owners of Unibio/GoFish Corporation prior to and subsequent to the merger.

We have revised Note 1 as follows:

Mergers and Acquisitions - The original shareholders of GoFish Corporation prior to the below transactions owed 16,666,674 shares of Common Stock, 100% of GoFish Corporation.

Securities and Exchange Commission
August 24, 2007

Subsequent to all of the above transactions the original shareholders of GoFish Corporation now own 7,500,008 or 32% of GoFish Corporation.

Note 5. Debt, page F-21

20.
Your response to our prior comment 33 discloses that you cancelled promissory notes "as consideration" related to private placement. Please clarify to whom this consideration was paid and how you accounted for this cancellation in your financial statements.

We have revised Note 5. as follows:

In 2006, the Company issued an additional $826,650 of Convertible Promissory Notes. The total amounts received from the issuance of Convertible Promissory Notes were $2,247,650. Of this amount, $1,020,000 was repaid in 2006 and $1,227,650 was cancelled and accepted as consideration from the holders of the Convertible Promissory Notes for Units acquired from the Offering. Interest expense totaled $105,535 and $34,235 for the years ended December 31, 2006 and 2005 and $139,770 for the period from inception to December 31, 2006. Of this amount, $101,800 was paid in 2006 and $67,890 was cancelled and accepted as consideration for Unites acquired from the Offering. The total amount accepted as consideration for Unites acquired from the Offering was $1,295,540.

The entry was as follows related to the purchase of 863,693 Units (863,693 times $1.50 equals $1,295,540):

Convertible Promissory Notes	2,247,650
Accrued interest	139,770
Common Stock		864
Additional paid in capital		1,294,676
Cash (to repay Convertible Promissory Notes)		1,020,000
Cash (to pay accrued interest)		71,880

21.
With regard to our prior comment 34, please provide us with the journal entries to record the cancellation of the bridge notes and conversion to common stock, You should specifically address where the issuance of common stock is reflected in your statement of stockholders' equity (deficit).

We have revised Note 5. as follows:

In 2006, the Company issued Bridge Notes totaling $800,000. This amount was not repaid, but in stead cancelled and accepted as consideration from the holder of the Bridge Note for Units acquired from the Offering. Interest expense totaled $69,463 for the year ended December 31, 2006 and the period from inception to December 31, 2006. This amount was cancelled and accepted as consideration for Unites acquired from the Offering. The total amount accepted as consideration for Unites acquired from the Offering was $869,463.

Securities and Exchange Commission
August 24, 2007

The entry was as follows related to the purchase of 579,642 Units (579,642 times $1.50 equals $869,463):

Bridge Notes	800,000
Accrued interest	69,463
Common Stock		580
Additional paid in capital		868,883

Note 8. Stock Options and Warrants. pace F-23

22.
Your response to our prior comment 35 indicates that you have revised the note to include the amount of stock compensation expensed in 2006. Please tell us where you have disclosed the amount of expense of $198,865, as it is not clear from the disclosures as currently presented. In addition, please tell us why this amount differs from the $533,774 included in your statement of cash flows.

Stock-based compensation is Disclosed in Note 2 as follows:

Included in cost of revenues and expenses is $533,774 of stock-based compensation. This amount includes $464,541, $265,676 of stock-based compensation related to employees and $198,865 of stock-based compensation related to nonemployees, of stock-based compensation related to stock options and $69,233, $69,233 of stock-based compensation related to nonemployees, of stock-based compensation related to warrants.

Our prior response was incorrect as $198,865 was not stock-based compensation and it was not disclosed in Note 8.

23.
With regard to your response to our prior comment 36, please provide further details regarding the assumptions used to value the options and your valuation analysis from which you derived the fair market value of your common stock on the date of issuance.

The assumptions used to value options are as follows:

	2006	2005	2004	2003

Grant date fair market value	$0.44 - $1.34	$0.09 - $0.18	$0.01 - $0.06	$0.01

Risk free interest rate	4.57% - 5.07%	4.13% - 4.49%	4..02% - 4.60%	4.28%

Expected lives	10 Years	10 Years	10 Years	10 Years

Expected volatility	62%	0%	0%	0%

Dividend yields	0%	0%	0%	0%

Fair market value of Common Stock	$0.45 - $1.50	$0.10 - $0.19	$0.02 - $0.07	$0.00 - $0.02

Securities and Exchange Commission
August 24, 2007

While a private company we estimated the fair market value of our Common Stock to be as follows:

	Monthly	Quarterly
	Fair	Fair
	Market	Market
Month/Year	Value	Value	Comments
9/03	0.00	0.00
10/03	0.02
11/03	0.02
12/03	0.02	0.02
1/04	0.02
2/04	0.02
3/04	0.02	0.02
4/04	0.02
5/04	0.02
6/04	0.02	0.02
7/04	0.03
8/04	0.04
9/04	0.05	0.04
10/04	0.06
11/04	0.07		Issuance of Series A Preferred Stock at $0.21
12/04	0.08	0.07
1/05	0.09
2/05	0.10		Issuance of Series A Preferred Stock at $0.21
3/05	0.11	0.10
4/05	0.12
5/05	0.13
6/05	0.14	0.13
7/05	0.15
8/05	0.16
9/05	0.17	0.16
10/05	0.18
11/05	0.19
12/05	0.20	0.19
1/06	0.30
2/06	0.45
3/06	0.60	0.45
4/06	0.75
5/06	0.90
6/06	1.05	0.90
7/06	1.20
8/06	1.35
9/06	1.50	1.35
10/06	1.50		Sale of Units at $1.50 (common plus warrants)

Securities and Exchange Commission
August 24, 2007

Subsequent to becoming a public traded company we value options and warrants utilizing the closing fair market value of the stock on the day to options are granted.

The above estimates were substantiated and appear reasonable based on the following:

Valuations using the income approach resulted in a zero value due to lack of income in the period from 2003 to 2006. Therefore, very little significance was placed on these valuations.

Valuations using the discounted future returns methods resulted in minimal value due to the lack of positive cash flows in future periods. Therefore, very little significance was placed on these valuations.

Valuations using the market approach resulted in the following:

•
Preferred Stock A issued in November 2004 and December 2005 at a price per share of $0.21. The premium for the Series A Preferred Stock over the Common Stock of approximately 3 to 1 is reasonable give the following Series A Preferred Stock preference:

•	Dividends preference of $0.01668 paid first then additional dividends paid in proportion to the outstanding shares of Series A Preferred Stock and Common Stock

•	Liquidation preference of $0.21, plus all declared but unpaid dividends, with all remaining to be paid in proportion to the outstanding shares of Series A Preferred Stock and Common Stock

Securities and Exchange Commission
August 24, 2007

•	Private placement in October 2006 at $1.50 per Unit, common stock and warrants

Valuations using the market approach resulted in reasonable estimates of our Common Stock and the most amount of significance was placed on these facts.

Note 10. Related Party Transactions, page F-33

24.
Your response to prior comment 37 indicates that common stock issued to stockholders for notes receivable have been reported as a deduction from stockholders' equity. Please further describe to whom these shares were issued, specifically if to employees, and why, if no substantial evidence of the ability to pay exists, an expense has not been recorded for the value of the stock issued.

All shares issued to stockholders for notes receivable have been issued to employees and evidence such as current employment and minimal amounts receivable from each employee indicate that an expense does not need to be recorded for the value of the stock issued. In addition, upon termination of employment, if amounts receivable are not remitted, the shares are repurchased at the issuance price and retired.

Note 11 Cash Flow Information, page F-35

25.
We note your response to our prior comment 38 and are unclear as to your accounting for the cancellation of the convertible promissory notes, bridge notes, and interest. Furthermore, your response to comment 34 and page F-22 indicate that the bridge notes were converted to common stock - please clarify or revise. Your response should clearly describe how you accounted for this cancellation "as consideration" in the private placement offering, if the holders of the notes are the same parties as those that participated in the private placement, and any relevant journal entries that would help us to understand the accounting treatment you applied.

See responses to Items 20. and 21 above.

The holders of the notes are the parties that participated in the private placement.

26.
In a related matter, please address your statement from page 64 that “all the convertible promissory notes along with interest was either cancelled for common stock or repaid.” Please explain to us the difference between being converted into or "cancelled for" common stock.

Footnote has been revised see responses to Items 20. and 21. above.

27.
In addition, your response to prior comment 39 indicates that amounts were revised, however, on page 6, the issued convertible promissory notes, including principal and interest, is still listed as $2,387,419, however, from the supplemental cash flow information in note 11 and including the notes issued in 2005 per your response to comment 33, it appear as though the total principal and interest for the convertible notes is $2,315,540. Please advise. Your response should also reconcile the interest cancelled per your response to comment 33 of $67,890 with the $35,003 presented in note 11.

Securities and Exchange Commission
August 24, 2007

The below summaries the activity with the various notes payable that now agrees with the various disclosures in the financial statements:

	Debt
	Cash	Cash		Interest
Description	Received	Paid	Non-cash	Expense	Paid	Non-Cash
Note payable issued in 2003	42,830	—	42,830	1,650	(1,650)	—

Note payable issued in 2006	100,000	(100,000)	—	5,178	(5,178)	—

Convertible Promissory Notes issued in 2005	1,241,000
Convertible Promissory Notes issued in 2005	826,650

Total	2,247,650	(1,020,000)	1,227,650	139,770	(71,880)	67,890

Bridge Notes issued in 2006	800,000	—	800,000	69,463	—	69,463

				216,061	(78,708)	137,353

GoFish Corporation March 3 1.2007 Condensed Consolidated Financial Statements, page F-41 Condensed Consolidated Statement of Cash Flows, page F-48.

28.
Please revise to describe the nature of the expense in the line item "non cash expense" of $104,47 1 in the period from May 13,2003 (Inception) to March 3 1,2007. Your December 31, 2006 statements of cash flows should be similarly revised.

We have revised the line item “non cash expense” as follows:

Non cash interest expense

Bolt, Inc.
Consolidated Financial Statements, page F-58
Notes to the Consolidated Financial Statements, page F-64
Note 6. Commitments and Contingencies, page F-70

29.
As previously requested in prior comment 42, please revise your last paragraph to further discuss the specific nature of each estimated loss you have determined is probable. Include in your response if the amounts relate to the accrued settlement costs in note 4 or claims filed per page 30. If you have not recorded accruals for either of these amounts, please tell us why you believe you are not required to do so. Please refer to SPAS 5.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Securities and Exchange Commission
August 24, 2007

Unaudited Pro Forma Combined Financial Statements, page F-98
Notes to Unaudited Pro Forma Combined Financial Statements, page F-104
Note 1. Basis of Presentation, pap 104

30.
We see from page 105 that the number of shares to be given to Bolt in the merger was based on estimated value of $4.50 per share. We further note from your pro forma financial statements and response to prior comment 47 that the estimated value has decreased to $1.00. Please revise to include the effect of the change in value on the number of shares to be issued or if no such change will be made, please explain why the number of shares will be based on a value that is no longer applicable.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Note 2. Pro Forma Adjustments, page 109

31.
We refer to pro forma adjustments 1 through 7. As originally requested in prior comment 43, you should revise to separately disclose and discuss each pro forma adjustment as required by Item 3 10(d) of Regulation S-B and Article 11 of Regulation S-X. Detailed calculations and/or sources of adjustments (i.e. agreements) should be identified and all significant assumptions and valuations should also be disclosed for each adjustment listed. Please revise accordingly.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

32.
We note your purchase price allocation in response to our prior comment 44. However, the purchase price only reflects stock issued for the assets acquired, not the allocation of the total consideration to the assets and liabilities received. Please revise the notes to the pro forma financial information to include an allocation of the purchase price for the Bolt acquisition transaction to the net assets acquired.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Securities and Exchange Commission
August 24, 2007

33.
In a related matter, we further note from your response to prior comment 44 that you have allocated Bolt's net assets at cost basis. Please tell us why you believe this accounting treatment is appropriate and the literature upon which you relied given that you make no fair value adjustments to the cost basis of Bolt's net assets, yet you are also recording the excess purchase price as intangibles and goodwill. Please refer to SFAS 141. In addition, please address how you determined that the fair value of the stock to be issued was deemed appropriate consideration to the Bolt shareholders given that no independent valuation has been performed as to the value of the Bolt business. Your valuation methodology should be included in your response. Please note that it is not considered appropriate under generally accepted accounting principles to determine a fair value, allocate values to the assets acquired and goodwill and then assign the remainder to intangible assets. Please refer to EITF Topic D- 108 and advise us of how you determined the value of intangible assets and goodwill acquired in the transaction. We may have further comment upon review of your revised disclosures,

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

34. We note from your response to prior comment 46 that you believe holders of the options and warrants will exercise such instruments because they are currently in the money. Please note that without agreements with such holders expressly stating they plan to exercise these instruments, we do not believe the adjustments are factually supportable. Furthermore, it is unclear why any exercise of these instruments would be directly attributable to the merger transaction. Please revise your pro forma financial, statements to remove these adjustments accordingly. Refer to Regulation S-X, Article 11

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

35. We note your response to our prior comment 47 and require further information. Please provide us with further details on the nature of the "contingent liabilities" of $8 million per page F-99. Include in your response if these contingencies are preacquisition contingencies in accordance with paragraph 40 of SFAS 141 and if so, why you have not included such amounts in your purchase price allocation. Your response should also include how probable the contingencies are of being paid.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Securities and Exchange Commission
August 24, 2007

36.
Please revise pages 9 and 10 of the document, and elsewhere as appropriate, to reflect the share price in the Bolt acquisition of $1.00 per share rather than your previous estimate of $4.50 per share. The current presentation may be confusing to investors.

The proposed Bolt, Inc. acquisition has been terminated so this comment is no longer applicable. The termination is discussed in the prospectus but all other references to Bolt, Inc. have been deleted including financial statement information.

Exhibit 5.1

37.	Please revise the third paragraph for clarity. As currently drafted, the matter upon which you are opining is not clear.

The opinion letter has been revised for clarity.

* * * * *

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.
Very truly yours,

/s/ Scott Rapfogel

SER/klr